Exhibit 4.5

Second Addendum to the Software Development Services Agreement of January 5, 2016

That was made and signed on March 8, 2022

Between:

Foresight Automotive Ltd., private company 515287480

(Formerly Four Eyes Autonomous Ltd.)

Whose registered office is at 7 Golda Meir Street, Ness Ziona, Israel

(Hereinafter: ‘the company’)

Of the one part;

And:

MAGNA – B.S.P. Ltd., private company 513066639

Whose registered office is at Rotem Industrial Park, Arava Mobile Post, 86800

(Hereinafter: ‘the service provider’)

Of the other part;

(Jointly hereinafter: ‘the parties’)

Whereas	the service provider provides software development services to the company, under an agreement of January 5, 2016 (hereinafter: ‘the Agreement’), which was approved by the general meeting of the company’s parent company, Foresight Autonomous Holdings Ltd. (hereinafter: ‘Foresight Holdings’), on December 22, 2015, for a period of up to three years;

And whereas	the Agreement was extended for a period of three additional years, according to the approval of the general meeting of Foresight Holdings on January 28, 2019, and according to an addendum to the Agreement that was signed between the parties on January 28, 2019 (hereinafter: ‘the First Addendum’);

And whereas	on January 31, 2022, the general meeting of Foresight Holdings approved an extension of the Agreement for a period of up to 3 additional years starting on January 5, 2022, on the same terms;

And whereas	the parties are interested in putting in writing the extension of the period of the Agreement, as stated below;

Wherefore, the parties have agreed, declared and stipulated as follows:

1.	The preamble to this addendum constitutes an integral part hereof.

2.	The terms that appear in this addendum and are not defined will have the meaning given to them in the Agreement.

3.	The Agreement as amended by the First Addendum will be extended from January 5, 2022, for twelve months (hereinafter: ‘the first period’). The company will be entitled to extend the validity of the Agreement, according to its terms, for two additional periods of twelve (12) months each (hereinafter: ‘the option periods’), by giving notice in writing to the service provider sixty (60) days before the end of the first period or the option period thereafter, as applicable (the first period and the option periods jointly hereinafter: ‘the period’). The company will be entitled to cancel the Agreement at any time and for any reason by giving half a year’s notice in writing.

For the avoidance of doubt, it should be clarified that sections 5.2-5.4 of the Agreement will remain in force without any change.

4.	Section 6.2 of the Agreement, as amended by the First Addendum, will be canceled and will not be valid. For the avoidance of doubt, it should be clarified that section 6.1 of the Agreement, as amended by the First Addendum, will remain in force without any change.

5.	It should be clarified that nothing in the Agreement as amended by this addendum will be interpreted as granting a right to the internal auditor of Foresight Holdings to audit the service provider and/or its employees.

6.	It should be clarified that nothing in this addendum will change any of the provisions of the Agreement, except in the sections mentioned above, and that all the other provisions of the Agreement with continue to apply without any change.

In witness whereof, the parties have signed below:

Foresight Automotive Ltd.		Magna – B.S.P. Ltd.

By:	/s/ Eliyahu Yoresh	By:	/s/ Haim Siboni
Position:	Chief Financial Officer	Position:	Chief Executive Officer
Date:	March 8, 2022	Date:	March 8, 2022